

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 27, 2009

Via U.S. mail and facsimile

Mr. Yanbin Wang
Chief Executive Officer
Rodobo International, Inc.
380 Changjiang Road
Nangang District, Harbin, PRC 150001

> **Re: Rodobo International, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed December 12, 2008**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed April 22, 2008, as Amended February 3, 2009**
> **Form 10-QSB for Fiscal Quarter Ended March 31, 2008**
> **Filed May 16, 2008, as Amended February 3, 2009**
> **File No. 0-50340**

Dear Mr. Wang:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q/A for Fiscal Quarter Ended March 31, 2008, as Amended February 3, 2009

Control and Procedures, page 2

1.   We note your response to our prior comment 9. Your Form 10-Q/A for the fiscal
        quarter ended March 31, 2008, indicates that your disclosure controls and
        procedures were not effective as of the end of that fiscal quarter. Furthermore, it
        indicates that during that fiscal quarter there were no material changes in internal
        control over financial reporting, other than commencing the remediation measures
        described in your Form 10-K/A for the fiscal year ended December 31, 2007,
        which had still not been completed. It would appear that your disclosure in the
        Form 10-Q for the fiscal quarter ended June 30, 2008 and/or the Form 10-K for
        the fiscal year ended September 30, 2008 would need to clarify when the
        remediation measures were completed and how management was able to make a
        determination that disclosure controls and procedures were once again effective.

Closing Comments

        As appropriate, please amend your filing(s) and respond to these comments
within 10 business days or tell us when you will provide us with a response. You may
wish to provide us with marked copies of the amendment to expedite our review. Please
furnish a cover letter with your amendment(s) that keys your responses to our comments
and provides any requested information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
amendment(s) and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
     filing;

·   staff comments or changes to disclosure in response to staff comments do not
     foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Norman Gholson at (202) 551-3237 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: T. Levenberg
     N. Gholson
     Oded Har-Even, Esq. – Sullivan & Worcester LLP - via facsimile (212) 660-3001